Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

On June 10, 2003, J.D. Edwards & Company held a press conference/conference call relating to the proposed merger between PeopleSoft and J.D. Edwards pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003. The following is a transcript of the press conference/conference call.

Victor Chayet:

Good morning and welcome to the first day of Quest Global 2003. I am glad you are taking the time to spend with us today. As you all know there has been a lot of news over the past 8 to 9 days regarding merger and acquisition activity. But we also want to make sure you understand is there is a lot of other news that J.D. Edwards has to share about the value we bring into the marketplace and the way we make customers stronger through the solutions, the services, the products that we offer around the world. So while this press conference the Q&A session is open to any questions you might have. We also want to make sure that you aware of the other releases that we sent out on the wires both this morning and yesterday. So what I will do is review some of those releases, review the products and the innovations that we are delivering to the marketplace, introduce the panel and then we will open it up to any questions you might have. So briefly let me talk about some of the news that we have shared with the market absent the merger and acquisition activity that we have seen. Yesterday we put out a release about J.D. Edwards delivering more than 400 new products and enhancements to J.D. Edwards 5. As you heard in Bob’s keynote this morning last year we committed to the marketplace that J.D. Edwards would deliver more software in a 24-month period than any other two-year period in our company’s history and that is for a 26-year old company. Here at Quest Global 2003 we are proud to announce that we have accomplished that commitment in half the time and the releases I am about to review are just an example of the way we are delivering on those commitments. Other releases that we have put on the wires today include an announcement about the Global Life Sciences Consortium that will improve profits using new and planned J.D. Edwards software enhancements. Those enhancements include sales order management, price management, product management, advanced cost accounting, Unicode and enhanced lob control. The consortium that we are announcing includes participants from IBM Consulting Services and Deloitte & Touche. We are also delivering on our commitment to provide industry focus applications. We announced that consumer goods companies can leverage J.D. Edwards Five to increase their profits. Enhancements for the Consumer Goods industries include new functionality for pricing, promotion, inventory and order management, enhanced lob control, cross-stocking and profit management capabilities. In addition to that J.D. Edwards is now announcing that customers can use their existing IT investments to achieve Sarbaines Oxley compliance. J.D. Edwards has developed Advisory Services to provide customers with a risk management and software expertise to help businesses prepare for compliance with Section 404 of the Sarbaines Oxley Act here in the United States. One of the issues that we like to address is the scaleability of J.D. Edwards software and today we are announcing that we have surpassed a 14,000-user benchmark on the IBM E-Server I Series. Also we are announcing J.D. Edwards Rapid Start implementation, ways for businesses to get faster time to benefit. It enables rapid implementation, a lower total cost of ownership and most importantly predictable value to customers. Providing predictable value at unpredictable times is the kind of service that our partners, our customers have come to expect from J.D. Edwards. On the customer side we are announcing that J.D. Edwards has expanded our CRM solutions for financial services at Bank of America. Bank of America is the largest consumer bank in the United States and we are announcing the completion of the fourth phase of implementation at that customer. On the global front we are announcing that J.D. Edwards is strengthening its China operations at our Beijing headquarters through strategic partnerships. We will be more than tripling our partner network in the Beijing office. So as you can see through that small sample the amount of enhancements of product, of services, of solutions to our customers has grown at an amazing rate. We are still a vibrant, relevant provider of solutions and services to the mid-market and we would like to make sure that that news is made aware to all of you in the room today. So let me introduce who is on our panel and then we will open it up to the floor for questions and much like yesterday’s press conference we will be taking questions both from the floor and from the phone. To my right Chairman, President and CEO Bob Dutkowsky.

Bob Dutkowsky:	Good morning.

Victor Chayet:	To his right Senior Vice President and Chief Marketing Officer Les Wyatt.

Les Wyatt:	Good morning.

Victor Chayet:	And to his right Senior Vice President and Chief Technology Officer Mike Madden.

Mike Madden:	Good morning.

Victor Chayet:

So we know the news that is on the wires. We would like to open it up to the floor to any questions you might have. Again we have runners on the floor with microphones. If you just raise your hands we will start with the floor, right here Larry?

Larry:	What challenges do you see in (inaudible). What challenges do you see migrating your people and your customers over to PeopleSoft?

Bob Dutkowsky:

The question was what challenges do we see migrating our people and our customers over to PeopleSoft? One of the things that is very interesting about the way we structured our agreement with PeopleSoft going forward is by definition we do not have to migrate our customers. We are going to continue to offer the strengths of the PeopleSoft product line and the strengths of the J.D. Edward product lines, both J.D. Edwards Five and our World product to our existing customers and to prospects around the world. So the fundamental concept of our proposed merger with PeopleSoft is to give customers choice, not to force customers down a path that the vendor wants them to go down versus the path that is in their best interest. So the migration of our customers will be a logical well thought out value driven decision on our customer’s part and not on our part. In terms of migrating our people we found through the process of working together with People Soft over the last eight months that our people fit together very well. PeopleSoft hires the very best people that they can find and J.D. Edwards hires the very best people we can find and together we will have a workforce in excess of 13,000 people who are focused solely on application software and how customers get value out of it. Other companies in our industry sell databases and middleware and portals and things that do not add application value. PeopleSoft and J.D. Edwards are application companies. We fit together. Our cultures are the same and the strengths of our people mesh very well.

Victor Chayet:	I think it is worth recalling what you heard Craig Conway say on his video that PeopleSoft will be offering three product lines; an enterprise product line, a mid market product line and an I Series product line and that opportunity for customers to choose where they fit is in their hands.

Operator:	For those of you on the phone if you would like to ask a question during the presentation just push star one to ask a question, again star one if you do have a question.

Victor Chayet:	Should we wait for a microphone to get to you?

Unknown:

Hi. I would like to know what actions you are taking in case the deal with PeopleSoft does not go through, what preparations you are taking and contact you have had with companies or other companies have had with you?

Bob Dutkowsky:

First of all J.D. Edwards was never for sale. There is not a For Sale sign out in the Denver Tech Center on our buildings. We strategically selected PeopleSoft as a potential company we wanted to merge with. We have looked at a myriad of other alternatives, companies that we could acquire, investments that we would make to organically grow our business, markets and verticals that we might expand into. So although our first and clearly best choice is to merge with PeopleSoft J.D. Edwards has many, many options if that proposed merger falls through.

Unknown:	(Inaudible).

Bob Dutkowsky:

Well as I just said we could make acquisitions on our own. We could have other companies that we would want to merge with. We could invest more in our own organic product development fill out product holes that we have from our customer’s requirement statements. We could move into geographies. As Victor described our move into China is an example of organic growth that J.D. Edwards has invested in already. So there are lots of different alternatives. This process for us started eight months ago so we have worked with bankers, with strategy companies, with counsel to figure out what are the very best alternatives for us. As I said J.D. Edwards has many alternatives, one more.

Unknown:	One more. Could you outline what contacts you have had with other companies regarding mergers or acquisitions since Friday?

Bob Dutkowsky:	No, Tom?

Tom:	Would one of the options include if Oracle is successful in its bid for PeopleSoft would one of the options include becoming part of Oracle?

Bob Dutkowsky:

Well at this point we are totally committed to the PeopleSoft J.D. Edwards merger. So all of our energies are focused on bringing that transaction to closure because as I said in the main tent we believe it is in our customer’s best interest and in our shareholder’s best interest and in our partners best interest and in our employee’s best interest. So today our energy is on PeopleSoft because we believe that is the right thing to do. I think that the next few days, weeks and months are going to take a lot of different twists and turns. So those are alternatives as you described that we would continue to consider and keep an open mind to. But for us and our stakeholders in this business the PeopleSoft merger is clearly the best step for us.

Victor Chayet:	Let us take a question from the phone lines.

Operator:	May Rogers has a question, please state your company.

Amy Rogers:

Actually it is Amy Rogers with CRN, hi Bob. I am wondering if you can explain a little bit more about the Life Sciences consortium that Victor alluded to a moment ago and how you selected IBM, BCS and Deloitte & Touche as the first two partners out the gate with that and also what other resources you are going to be committing to the consortium?

Bob Dutkowsky:	Sure Amy; I am going to ask Les to handle that question.

Les Wyatt:

The Life Science consortium is a really exciting initiative and one that continues a long-term J.D. Edwards commitment to the Life Science market. As we looked at our next steps and as Bob mentioned we had done a lot of strategy work in 2002. We were looking at how did we amplify and take advantage of already a strong position in the Life Science market with over 600 customers that we have in that space? Deloitte & Touche and IBM Global Services are two of our key delivery partners in the market overall but these two companies have deep competence and experience in the Life Science area. So we came together and we talked about this and you can look at that group of partners and say, “How did you get that group together?” But as we came together and talked about the opportunity to deliver more value for our customers and to jointly invest in the build out of the solutions for those Life Science customers it became clear that the three of us together had a better opportunity for delivering that value where we each put in development resources. We each bring intellectual capital and knowledge of those markets and the key customer problems that have to be addressed. So we have signed a letter of intent that is being turned into a contract where we are going to jointly develop over the next two years significant incremental functionality that will address the needs of the Life Science industry. I think as you talk to Deloitte & Touche and the Global Services Group you will find likewise an excitement about the opportunity that is there.

Amy Rogers:	So the companies will be developing product together?

Victor Chayet:	Amy could you please repeat that?

Amy Rogers:	You said something Les about committing development resources. You will be using code stemming from IBM, stemming from Deloitte & Touche as well as your own Life Sciences vertical stuff?

Les Wyatt:	Actually the way it is going to work is this is a development project. It is going to operate under Mike Madden’s development per view. The resources that will be contributed by Deloitte & Touche and IBM Global Services will work under Mike’s team direction as we build out new functionality for the Life Science arena. This is not really what I would call a field development project. Rather it is a core J.D. Edwards development project that will be managed under Mike Madden’s per view.

Amy Rogers:	Okay thank you.

Victor Chayet:	Thank you Amy; other questions from the floor? We have one over here.

David Doburn:

David Doburn, B to B analyst and I really have two questions, one is for Bob. The announcement last week said that assuming the merger goes through that there would be $80 million in savings. Can you give us some insight into where the savings are coming from, what organizational consequences there are going to be and what the timing of those $80 million of savings is?

Bob Dutkowsky:

Well the process to integrate J.D. Edwards and PeopleSoft together started the day after we announced the merger. Our teams have begun to work on identifying the very best people, the very best processes and the very best products of the combined companies. We are looking across all specters with no preconceived notion of what is the right way or the wrong way to run this combined company. In other words we are taking a clean sheet approach to building the very best PeopleSoft that we can. We have said that we would identify about $80 million in savings against an expense plan in excess of $2 billion a year. So it is a small relative reduction that we need to identify and much of that reduction will come around physical plant, overlapping infrastructure and cost structures around the way we do business. Let me give you an example; pick a small country in Europe, Switzerland. J.D. Edwards has an office, PeopleSoft has an office; we both pay rent. The offices are a few blocks apart literally but inside each office each of us has a network server, each of us has a person that keeps the server running, each of us has a small critical mass that serves the customer. When we combine it together we get rid of one rent payment, one infrastructure, one technology cost and we have more people to serve the customer at the same time. So if you just go at the location overlap that we have around the world you can get an awful lot of that $80 million just out of that place. There is only going to be one CEO. There is only going to be one CFO. We do not need the number of lawyers that we have. I am not picking on individual groups but those are obvious overlaps where there will only be one. What do I think Craig is going to do next? I think Craig is going to run PeopleSoft next. We decided early on that Craig would be the CEO of the new company and I think that his skills and capabilities and understanding of the application business makes him the right person to lead the company going forward. But when you add all that up in this process of planning our integration we anticipate that we will sign that $80 million overlap. It is important to note; I did not say reduce development. I did not say reduce sales. I did not say reduce services. I did say reduce infrastructure where appropriate.

Les Wyatt:	You had a second question?

David Doburn:	This is for Les. You talked about the map of cultures. When the announcement came out we all got a press release from PeopleSoft that said, “Wow, what a great day at PeopleSoft”, that was the lead. Do you think that that is the kind of thing that would come out of your office and if so when did you ever comment on that?

Les Wyatt:

I think it is an exciting time; our team is excited as well. While there is always some uncertainty in terms of what all the processes would be and this week we have gotten asked a lot of questions about exactly how it is going to go and those kinds of things. We do not have answers to those so that always I think leads to some uncertainty. But I think without question the overwhelming attitude among the J.D. Edwards I talked to was excitement about the opportunity to have a stronger company and do more in the marketplace. One of the things I would comment on is as we went through the due diligence process with the PeopleSoft team and we began to learn a little bit about the cultures and how they behave. One of the things that was really compelling is that we always started our conversations from the customer; what would we do to serve the customer? How would the customer be effected by some decision? That was very encouraging to me as I looked at the opportunities here because that gave us common ground as we began to think about how it is going to look in the future. That that is the number one thing that we talked about every time as we led into whether it was about services or whether it was about products or whether it was about marketing. It was always how is that going to affect the customer? I think that begins to speak to the common cultures and the common excitement I think you are going to see about this combination.

Bob Dutkowsky:

It is interesting because Oracle started with the customer too in their proposed hostile takeover. They said, “When we get PeopleSoft we are just going to shut down the PeopleSoft product and all the customers have to move to 11-I.” That is just unacceptable. Customers will not accept that. Oracle’s answer of giving them free 11-I software; there is no free in this business. The cost of the software is a small component of the cost of implementing an enterprise-wide application suite. So I think Oracle is very naïve about their view of the customer and very dismissive. The exact opposite of what Les describes our view combined of our customers.

Victor Chayet:	We have a question right here, Jose?

Jose:	Technology questions; what is your comment about the Microsoft’s new Windows server platform? Do you (inaudible) more (inaudible) Microsoft’s new server platform?

Bob Dutkowsky:	I do not think Mike understood the question.

Mike Madden:	I do not understand the question.

Jose:	What is your comment about Microsoft’s new server platform Windows Server 2003 and do you have (inaudible) to (inaudible) a new platform?

Mike Madden:	The Microsoft 2003 platform yes, we continue as an organization and PeopleSoft does as well to look at the platforms that give our customers choice. At this point when we release our initial version of ERP 9 and SCM 9 that will not come out with Microsoft 2003 support but right after the general availability we will come in with that support and continue to support the Microsoft platforms from a point of database, from a point of operating system. To contrast that we also remain committed to open standards Internet-based technology and an HTML front end to the majority of our applications.

Victor Chayet:	We have a question right up here up front.

Unknown:	Did you know that Oracle was going to make the announcement on Friday or were you surprised and if have you had any contact with them since Friday, formal or informal?

Bob Dutkowsky:

We did not know that Oracle would launch a hostile takeover of PeopleSoft. Our board did talk through alternatives that we thought could happen and the list was fairly long I must admit. That there were several players in the industry that would respond to the proposed J.D. Edwards PeopleSoft merger. We thought that Oracle might be active but we did not know. So that list was fairly long. The fact that Oracle was on it says it was just obvious that Oracle might do something. Will I comment on contact with Oracle or anyone else, the same question I gave this gentleman? We are not going to comment on that.

Victor Chayet:	Roger?

Roger:

Hi, for Bob Dutkowsky. It sounds like you are really focused on completing the PeopleSoft merger. But is it fair to say that somewhere down the line you are not ruling out a potential merger with Oracle if circumstance conspire that way?

Bob Dutkowsky:

You are right. Our first and foremost focus is to complete the merger with PeopleSoft. We decided that we wanted to merge with PeopleSoft. It was a strategic choice on our part. We were fortunate to have a company on the other side of the merger who wanted to merge with us; it does not happen that way very often. Generally it is either one company is in dire financial straits and needs to be rescued or it is a hostile takeover like we are witnessing with Oracle. In our case we are both healthy, we are both financially strong, we both have great customer bases and we decided that one plus one could equal three. So our energies are on completing the PeopleSoft deal. If the PeopleSoft deal were to fall apart for some reason then as I said before I believe we have tremendous options that sit in front of us. Not the least of which is to go in and take over a whole bunch of dissatisfied disenfranchised Oracle customers and to win in the marketplace. But there are other alternatives that we have that sit at our footstep and we could decide to execute on those as well. As I said earlier with $400 million in cash and no debt on our balance sheet we have options and that is a wonderful place to be in the technology space today.

Victor Chayet:	A question back here; if you could just wait for a microphone to get to you so we can make sure we get the question, thank you.

Adam Giff:	Adam Giff from the New Zealand Herald. You already missed last quarter’s numbers. The uncertainty that is going to create what this whole thing creates means you might struggle to get next quarter’s numbers as well. When are you going to sort of give an indication as to the likelihood of making them?

Bob Dutkowsky:

Well hopefully you were just in the other room where you saw almost 7000 of our customers and prospects together. There is tremendous interest in what J.D. Edwards can bring to the marketplace. We continue to build out that suite of exciting products as Victor described to you with over 400 announcements in the last 12 months. So we continue to build a compelling reason for customers to do business with us. Yes we missed last quarter and I hope you listened to our conference calls on the quarter. There were a few large transactions that did not close and like every other enterprise software company today in the business large transactions are difficult to get closed. Prior to that we had six quarters in a row of profitability and six quarters in a row of beating Wall Street’s expectation. We were the only enterprise software company that grew our revenues in 2002, the only one. So our customers…obviously those metrics say that our customers are very interested in our products and our services. As I said yesterday this proposed merger and the hostile takeover potentially by Oracle of PeopleSoft could cause applause in our market. But to our customers there is a distinct cost of doing nothing. Many of our customers cannot just sit still and wait; they need to continue to move and modernize their business make their company stronger. So for every customer that will pause there will be another one that will move forward.

Les Wyatt:

Adam one thing I would add to that is as you look at the product announcements that we have here at the show and that we have made over the last few months those are predominantly focused on the manufacturing and distribution industries. Last year our major announcements were around some of the services areas. I think our customers and by the way over half of our customers are in the manufacturing and distribution arena are going to have a tremendous number of new choices in terms of solution content that they can add to their businesses in the M&D space. Likewise the prospects that are looking at new solutions I think will have tremendous value to choose from in our expanded product offering. So that is an exciting part of this show as well as being able to share all of the things we have done in the new products area.

Mike Madden:

It is also worth pointing out that while the marketplace might pause we are not. We continue to deliver value to the marketplace, continue to deliver solution and products as evidenced by the announcements you have seen today, yesterday and some more that will come out tomorrow.

Bob Dutkowsky:	We closed another million-dollar deal just last week as an example.

Victor Chayet:	Roger a follow-up question?

Roger:	Bob could you give us a little description of what was your reaction when you heard the news about Oracle? I mean were you having coffee or shaving or at the office?

Bob Dutkowsky:

Actually my son graduated from high school this weekend and Friday morning there was a father-son event. So at 7:00 in the morning I was in a restaurant with a bunch of other fathers and high school seniors and Squawk Box was on the TV in the restaurant and up popped the PeopleSoft stock chart. One of the gentlemen that was at the table with me said, “Hey is that not the company you guys are merging with?” Then Mark Haynes came on and he had like no color in his body as he was reading a press release of this hostile takeover. I kind of slid up behind the counter so I could hear and at first I thought it was a joke honestly. With PeopleSoft trading at $18 a share and Oracle offering $16 a share and saying they are going to shut down PeopleSoft’s business just to me smacked of total disregard for customers and the anti-trust laws. So it was like it did not make sense. Then I realized in fact that it was Oracle. You can draw your own conclusions about how much sense they make. That was my reaction. I must admit that the father-son event was rather ruined for me over the next few hours because I was on the phone. I woke up Victor back here in Denver at 5:01 and said, “Victor get up and get to the office” and I woke Rick Allen our CFO. You have got to remember for the last four weeks or so we probably averaged three hours a sleep a night as we got to the end of the definitive agreement. So when I woke Rick up at five in the morning I think he thought I was kidding. He said like, “Leave me alone. This is not funny.” I said, “No Rick you are not going to believe this. Get out the definitive agreement; this is what they just announced. What is the answer to this, this and this?” So within 20 minutes Rick and Victor and our legal counsel and our financial advisors all huddled together and we understood what they offered and what it meant and quickly made contact with PeopleSoft and decided that the right thing for us to do was to continue to move forward. We have not varied off of that one ounce.

Victor Chayet:	Other questions from the floor perhaps? Do we have one more?

Unknown:	Mike are there going to be any unusual challenges integrating the software or applications or your systems with PeopleSoft?

Mike Madden:

We did a lot of work with the technical and product teams at PeopleSoft doing the due diligence. What we found coincidentally was as we went through this our core platform and architectures, our ERP platform and obviously PeopleSoft has a core central architecture that they have done a wonderful job in preserving and growing. By analogy we have a development tool we call FDA. They have almost the exact same tool called PeopleTools. We develop and script our language with something we call Event Rules. They have PeopleCode. In fact when we sat down and we stepped through what was going on with the individual products and how they were constructed what we kept saying was, “Well that is the same. How do we get to…?” I almost felt like we got into if you ever think of the hundredth monkey syndrome. We have two companies that are fairly far apart geographically and came to the same conclusion on how enterprise applications should be constructed. So from that perspective there is a lot of comfort in our ability to integrate the products. In addition both companies have very strong integration platforms, PeopleSoft with the App Connect capability is extraordinarily strong to be able to connect to other structures. In fact at their leadership forum they talked a lot about ways to integrate to other enterprise platforms such as SAP, such as Oracle, such as J.D. Edwards. Then we have our XPI technology, which has proven to the market in the last two to three years that we can easily, readily and quickly connect with low total cost of ownership connecting applications together. So we have got a myriad of options and we believe in very short order you are going to see some incredibly solid integrated products.

Victor Chayet:	Two more questions, one here and one here.

Unknown:

What if those products would merge so well and Oracle says it is going to eliminate PeopleSoft products would J.D. Edwards products merge as well with Oracle’s products? If their buyout goes through with PeopleSoft what is the best decision for your shareholders, for the company for your shareholders in terms of gaining company value?

Bob Dutkowsky:	Mike take the technical one first and then I will talk about shareholder value.

Mike Madden:

So on the technical spot you cannot move…given what I understand from the PeopleSoft product and the due diligence. I think from Larry’s IR call I think that was a total pipe dream. What he said was he is going to go and easily create a set of automated tools to move from one infrastructure to the next. There is no analogy to the E-Suite component relative to the PeopleTools component and that would be extraordinarily difficult to go and get accomplished. In fact the cost relative to the modifications and being able to account for our customer’s modifications I believe would be pretty prohibitive to moving into those platforms. So I just do not see that as a readily or at least pragmatic approach to being able to preserve a customer’s enterprise investment.

Bob Dutkowsky:

In terms of the options to create shareholder value we believe that merging J.D. Edwards with PeopleSoft creates the most shareholder value in the short-term and the long-term. But as I said earlier we have other options that are available to us to continue to accelerate the return on our shareholder’s investment in J.D. Edwards and we are prepared to explore any and all of those if the PeopleSoft J.D. Edwards proposed merger were to fall through. But for today and right now all of our energies are around making the PeopleSoft deal happen because we believe it is in our shareholder’s best interest.

Victor Chayet:	One here in the middle and then back over here.

Allen Tome:

Allen Tome from IDC; this is a question for Mike. It is great to hear with this morning’s announcement on Bank of America, which has completed the fourth phase of your CRM implementation. What will happen to a customer like Bank of America when the merger is completed between J.D. Edwards and PeopleSoft when PeopleSoft is known for their CRM product?

Mike Madden:

What our approach is and I would refer you back to the comments Craig made in the video is Bank of America will continue to use that solution and gain business value from that solution. We will not force them to do anything different. But what we will do is bring a whole series of additional products and opportunities to Bank of America to help them to grow their business. So from that perspective they are just going to keep doing what they are doing, stay the course and be the very smart business people that they are.

Bob Dutkowsky:

When PeopleSoft bought Vantive several years ago they rewrote the Vantive offering around PeopleTools that Mike describes but they did not force any of the legacy Vantive customers to convert to the latest version of Vantive. They supported the back level versions. So when we look at that treatment of their customer we take comfort that that is how our combination will work in the marketplace as well.

Mike Madden:

Just to add to that in fact right if you look at the way we do phase migration or migration planning from the world software base into the J.D. Edwards Five base it is all about value for the customer and helping them drive good business. Once the J.D. Edwards Five solution can create that compelling reason to move they move and we help them move but we have never forced a customer to move. So that goes back to the point we discussed relative to the cultures of the companies and the way that we want to approach dealing with our customers. So we have got two very solid proof points from each company.

Les Wyatt:	It is important to remember that the proposed PeopleSoft J.D. Edwards merger is about customer choice not mandatory change.

Victor Chayet:	Do we have another question over here on the wall?

Unknown:

Just again trying to follow-up on the organizational consequences; just as an example it is well-known that PeopleSoft charges significantly more for support than J.D. Edwards does. So now you are going to combine offices and get some leverage there and so on and so forth. How is the decision to bring the two support organizations into line both from a charging point of view and from a support point of view going to be worked? Again you did not answer it the first time what is the timing on that?

Bob Dutkowsky:

The reason I am not answering the timing is because some of the planning that is necessary that you described, which is customer facing planning is delayed because of the Hart-Scott-Rodino Act inspection that needs to be done. But the integration planning began on Tuesday, the day after we announced the merger. Each function in the two companies are meeting to decide what is the best way to deploy their value into the market? So Mike and his team are headed to Pleasanton next week to sit down with Rom and the technical team to start to go through some of these application questions you are asking. Les and his team have already met with the marketing team and we will continue to go one layer deeper on marketing strategy and direction and campaigns. The same action is taking place around the service and support side. Our teams have already met during the due diligence process to understand those difference is pricing and value. Actually when you look at service and support we are not that far apart on price. J.D. Edwards has some different offerings, different than the PeopleSoft offerings. Our offerings look more like coach, economy, business and first class and the customer chooses. PeopleSoft has a little bit less flexibility on that front. They may decide to deploy our model for all we know. The best processes will be deployed across the two companies. So what is the time frame? On the current course and speed we think this merger could close in 90 to 120 days. So we anticipate that there will be clarify on all of the questions that you are asking about organization and structure and process and execution in about 120 days and that is our time frame. Some of it is limited by governmental requirements.

Victor Chayet:	Josh and then here and then over here.

Josh:

Are there any terms in the current agreement with PeopleSoft relative to your stock price and their stock price that could change the nature or outcome of the merger in 120 days after we have closed a quarter and seen some impact from what is going on today?

Bob Dutkowsky:

Yes. The definitive agreement is built around what we think is a fair offer for both sides, both PeopleSoft and J.D. Edwards. There are no collars in the definitive agreement if that is what you are asking. The definitive agreement has now been filed at www.sec.gov. So take a look at it. It is very simple, very clear, very clean and for more details I would refer you to the documentation.

Les Wyatt:	So that is at www.sec.gov where you can get those filings.

Unknown:	So if there were a significant drop in stock price on either your part or PeopleSoft’s part that would not effect moving forward with the agreement?

Bob Dutkowsky:

Yes there are some adverse material impact clauses in the definitive agreement on both sides and there are several of them so I do not want to go through them because some of them step over the top of others. You need to read them all in their completeness. But there are adverse impact terms inside the definitive agreement that both sides have agreed to.

Victor Chayet:	We have a question here in the middle if you could just wait for the microphone to get to you.

Laron Depopo:

Laron Depopo Deecet Expelt from France. You were talking about the excitement of the merger, about the difficulties of facing the Oracle attack. But from a customer point of view do you not fear it will be difficult for you to gain just for the future in the next months, the next year to gain some new customers? Because maybe they will think just wait (inaudible) and just look to other ERP actors, ERP makers.

Bob Dutkowsky:

Obviously that is a risk and so our desire is to move this transaction forward as fast as we can and that desire sits on both PeopleSoft’s side and J.D. Edwards’ side. But as I said earlier we just closed a deal in excess of a million dollars and so our customers continue to look at J.D. Edwards value and see how it can make their business stronger and invest. I think your observation is correct. If you are an existing J.D. Edwards customer your incentive to continue to buy is very clear. If you are a new customer you may pause. But I will tell you that I met with a new customer here at this meeting yesterday. The customer has $60 million budgeted for their ERP project. After 30 minutes together J.D. Edwards is right in the mix for that deal. Now I did not say we won it but the customer did not decide to cross us off the list based on what they heard.

Victor Chayet:	We have a question right here.

Predeep:

I am Predeep from Business Standard India and this is a share-centric question. We heard two major announcements relating to a share. This morning you spoke of the five-year agreement with Covansys in India and yesterday we heard about the plan to expand the partnership network in China. Now you can interpret this in one of two ways. One is that both of these initiatives have been cleared by PeopleSoft in the sense they will go ahead. The other way of looking at things is that once the merger comes through everything will (inaudible) and you will review your strategy in Asia as well. So I would like you to tell us what is going to happen to your Asia strategy because PeopleSoft and JDE have different strategies in Asia.

Bob Dutkowsky:

We may have different strategies but we have the same goal and that is to grow our business in the Asian Region. Our desire to grow is not only based on the fact that the opportunity in Asia we believe continues to be strong but many of our customers have asked us to strengthen our business in India and in China because they anticipate they will move their business there over time. So our strategy is very much customer driven. We do not need PeopleSoft’s approval to invest in these strategies and the time we have spent in the integration planning process we think there is far more compliment between the two strategies in our view of Asia than there are differences.

Victor Chayet:	Mike would you like to provide further comment on Covansys and the achievements we have there?

Mike Madden:

A couple of things with the Covansys agreement; actually that started as part of the strategic plan that Bob mentioned to grow the footprint and deliver more software in 24 months than in any 24-month period in the company’s history. So we embarked on that and actually closed with Covansys in December and on January 2nd they started having people at our site training on our products. In fact we have people who are in Shanghai right now at this moment doing some of the final testing for the ERP 9 SCM 9 release that we are talking about this week. That agreement is generally a development-centric agreement focused on testing and focusing on maintenance. Then as a third phase potentially other new developments. So from an impact of services and how you would expand in the Asian Region it is a little bit of a different agreement but we can certainly grow that. We can combine that with the deal that PeopleSoft has in India so there is a lot of flexibility for us in the way that we want to go and execute this business going forward. I will say that Covansys has been an absolutely outstanding partner and we are thrilled with the way they have executed. At every milestone point we have had they have beaten the metrics that we have put in place by a fair amount.

Les Wyatt:

I will just add to that. The specific announcement that we are making here at Quest Global is around taking advantage of that relationship to give our customers choices on lower-cost delivery options where we would use consulting resources out of that organization. So extending that relationship on the development side and providing a myriad of different choices for our customers on their approach to implementation and being able to take advantage of some really attractive prices in terms of implementation and a different model. So we continue to want to expand the choices our customers have in terms of how they take delivery of our solution.

Bob Dutkowsky:

Regarding China several years ago J.D. Edwards sold our name to a business partner in China. Over the last few years it became obvious to us based on feedback from our customers that our customers wanted us to be direct in China. So we bought our name back late last year. We can now be direct in China and so the announcements of expansion in China through business partners will be managed by direct J.D. Edwards talent on the ground in China.

Victor Chayet:

I would just like to point out regarding the Covansys relationship particularly to our US media here with us today that that represents an increase in our development bandwidth. It does not represent moving development capabilities out of the states into other regions so it is an incremental expansion quick infrastructure through the partnership and not a reduction of resources here in the States. Are there any additional question, over here?

Ed Hurley:

Ed Hurley Tech Target. I would like to know where you think the I Series will stack up if the merger goes through because you have a lot of customers who use the I Series but PeopleSoft is not generally known as a big I Series vendor. Can you talk about that?

Bob Dutkowsky:

Yes the I Series; what we have said to our I Series customers is as long as IBM supports the I Series we will support our world offering on that platform. Today’s announcement of record breaking benchmark performance on the I Series we think establishes the I Series as a continuing strong contender for our customer’s platforms. You heard Craig Conway on the video say today that PeopleSoft will support J.D. Edwards world platform and the I Series customers just like the customers have grown to be supported. So I think one of the things that attracted PeopleSoft to J.D. Edwards was our AF 400 install base, the I Series install base and the loyalty and strength that those customers have to J.D. Edwards.

Les Wyatt:

I will just add to that that another one of the announcements that we made today was around what we call our Rapid Start Program. That is a pre-configured, pre-installed framework around sub-sets of J.D. Edwards Five targeted specifically at individual industries but pre-configured to run on a single server. So that rapid delivery and very low total cost of ownership are the characteristics associated with that particular package. By the way the first platform we are delivering that on is on the I Series. We think particularly for the small to medium-sized businesses that this is going to be a really attractive option that increases their speed and time to benefit and dramatically lowers their cost and also ensures that their installation and delivery is done well so that they can depend on that system performing on an outstanding basis. So that is another one of the announcements we made around the I Series here at the show.

Mike Madden:

Then just to add to that technically there are a number of ways to really solve this problem. Certainly we could talk about PeopleSoft’s offer running natively on the I Series but there are also components around partitioning and running on Linux, which is a platform that PeopleSoft supports as well as a pace environment where you can run an NT or Intel-based sort of infrastructure on an I Series frame. So there are lots of ways to go and get at the integration and provide I Series support on a go forward basis.

Victor Chayet:

The I Series remains very important to the J.D. Edwards and to the PeopleSoft environments. Later today at 12:30 industry and C201 we will be having an IBM J.D. Edwards joint press conference about the benchmark on the I Series 14,000 users running on the I Series and some other issues surrounding the I Series. So it remains important to us and it remains important to IBM with our partnership there, Howard?

Howard:	(Inaudible) program available through partners or strictly direct?

Les Wyatt:

It is available through our North American distribution partners as well as through our re-sell relationships and some of the international geography’s. So this is a program where we put together a package where it is pre-installed meaning that we have done the configuration work prior to delivery on a specific model. So this is targeted around very specific models where the software has been pre-configured to run. For example on the I Series it is around the 810 and the 825 models preset and again targeted at the small to medium-sized businesses who really want that sort of all of the applications on a single platform integrated and pre-installed.

Victor Chayet:

The Rapid Start single platform is available today on the I Series but it will be available on the IBM X Series and also on the HP Proliant server so this is not just limited to one set of platforms. It is more an approach that we are taking to get total cost of ownership down and rapid time to benefit up. Do we have another question here?

Unknown:	Can you give us details of the $1 million contract that you signed last week?

Bob Dutkowsky:

No. But it is with, how would we describe it? It is with a very large home supply company, a brand name. A company that if you are in the US you would recognize. We have been working with them for nine months. So that is why I am saying the cost to do nothing at some point becomes prohibitive to the customer. They build momentum, they decide to change the processes in their company and then the software is necessary for them to move forward. I think that is a good example of the opportunity that sits in front of us even during this confused time frame.

Victor Chayet:	A question back here?

Unknown:	Bob you say that you have agreed that Craig will be the CEO of the merged company if that happens. Have you written an exit clause in for yourself?

Bob Dutkowsky:

Actually that is an interesting question. One of the requirements that PeopleSoft had before they would enter into the definitive agreement was that the top 10 executives at J.D. Edwards had to commit contractually to move over to PeopleSoft. Now there is another statement of our caring about our customers in the transition. All 10 top executives are under contract to move to PeopleSoft.

Unknown:	(Inaudible)?

Bob Dutkowsky:

It varies. It is between six months and two years. The next 30 executives are also under contract to move over. So one of the things PeopleSoft did that I thought was very thoughtful was they wanted to incent the key leaders of J.D. Edwards to stay with PeopleSoft and not to leave PeopleSoft. Based on the role and responsibility the commitment that the executive has made to PeopleSoft varies. For example in my case my commitment is six months because after six months the transition should be well underway and then I have the opportunity to stay at PeopleSoft if there is a meaningful role there for me or not. Other people are there for several years and I am convinced that they will be able to bring their value and work ethic to the PeopleSoft team and add value and become a valuable member of the senior management team.

Victor Chayet:

For clarification when we say move to PeopleSoft that does not necessarily mean physically move; it means join the PeopleSoft organization. Well I think we have reached the end of our time. We are going to wrap up here. I have a couple of housekeeping items. This press conference and Q&A session has been recorded in its entirety and is available for replay at two numbers that I would like to give you right now. The first number is (800)-252-6030. The pass code for that dial-in number is 17404454. For international dialers the press conference can be accessed at (402)-220-2491. I would also like to remind you that we will be having at 12:30 today in this room a joint press conference between IBM and J.D. Edwards regarding the I Series. Thank you very much for taking the time and enjoy the rest of the show, thank you.

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.